UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 14, 2009

Merco Sud Agro-Financial Equities Corp.
(Exact name of Registrant as Specified in Its Charter)

Delaware	000-53624	
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No)**

1811 Silverside Road, Wilimington, Delaware, 19810
(Address of principal executive offices)

(514) 876-9997
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

March 25, 2009, Merco Sud Agro-Financial Equities Corp.(the Company), a state of Delaware public company quoted over the counter, OTC-Other of the NASDAQ, announced a change in ticker symbol from JTKG to MSDG effective immediately. A copy of the Press Release is attached as exhibit 99.1 and is incorporated herein by reference.

The press release is available at the company's website, www.mercosudagrofin.com

Item 9.01 Financial Statement and Exhibits

Exhibit   Description

99.1   Press Release announcing ticker symbol change


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                  Merco Sud Agro-Financial Equities Corp.

Date: March 25, 2009   By: /s/ Albert Delmar
                    Albert Delmar
                    President and CEO